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                                                                     EXHIBIT 4.6


November 5, 2001

Dr. Augustine Y. Cheung
Chief Executive Officer
Celsion Corporation
10220-I Old Columbia Road
Columbia, MD 21046

Dear Dr. Cheung:

This letter will confirm the following agreement and understanding between Celsion Corporation (Celsion) and Equity Communications LLC, (EC) with respect to the following:

1.)     Celsion shall retain EC and EC agrees to be retained by Celsion as its
Financial Public Relations Counsel for a period of one (1) year commencing November 5, 2001 and ending on November 5, 2002. A total professional fee of Forty-Eight Thousand ($48,000) Dollars shall be payable for the one (1) year services, which payments shall be due in increments of Four Thousand ($4,000) Dollars per month, subject to the following:

        (1a.) Upon initial funding of at least $3 million to Celsion from any investment or loan source, an amount equal to Four Thousand ($4,000) Dollars for each month of unpaid services rendered by EC from November 5, 2001 under this agreement shall be paid to EC.

2.)     In addition, Celsion agrees to issue to EC and/or its assigns, Fifty
Thousand (50,000) Shares of Celsion common stock, valued at today's closing price of $0.60 per share. The shares will be issued immediately upon the closing of an initial funding of at least $3 million.

3.)     This agreement may be terminated by Celsion upon presentation of written notice to EC effective on or before April 5, 2002. If it is not terminated at that tame, it shall automatically continue for the entire contractual period, ending November 5, 2002.

        (3a.) Notwithstanding anything to the contrary in this Agreement, either party may terminate this Agreement for cause at any time, and nothing contained herein shall limit the remedies or relief, which may be sought by either party as a result of such termination.

        (3b) If this agreement is not terminated on or about November 5, 2002, it shall automatically continue on a month-to-month basis thereafter.

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Agreement between Celsion and EC
Page 2

4.)     Celsion agrees to reimburse EC for direct costs incurred by it on
Celsion's behalf for long distance telephone charges, photocopying, fax transmissions, postage, messenger and courier service, express delivery service and comparable items. Such costs will be itemized in a monthly invoice to Celsion and will not exceed $750 per month in the aggregate without the express approval of a Celsion officer.

        (4a.) The following items, which would require EC to utilize outside vendors and/or supervise the work of others (which Celsion does not at the present time expect to need) would, if required, be rebilled to the Company only as authorized, and include a standard service fee of 17.64%: printing, production, package distribution, mailing list development and maintenance, art work, consultants, photography, and visual presentations. EC will not engage such vendors or undertake to provide such services without the prior written approval of Celsion.

5.)     The cost of travel, at coach-class rates, will be reimbursed by
Celsion, and all travel commitments involving costs to be so reimbursed will be approved by Celsion in advance. Where possible, transportation arrangements involving service for Celsion will be made by a travel agent designated by the Company, and such transportation will be billed directly to Celsion by the agent. In the event Mr. Weingarten or Mr. Chizzik must fly cross-country utilizing red-eye service, they shall be entitled to fly business class, or first class if business class is not available using the least possible airfare, such as frequent flyer upgrades, etc.

6.)     EC, in consideration of the remuneration stated above, agrees to provide comprehensive financial public relation services for Celsion, to include introductions to various security dealers, investment advisors, analysts, and other members of the financial community; organization of and participation in meetings with prospective investors and their representatives; press releases where appropriate and subject to the Company's review and approval; responding to shareholder inquiries; editorial assistance in the development of discussion materials, business plans and shareholder letters as may be appropriate; and assistance as may be needed in helping Celsion to clarify and implement its long term financial objectives.

Cooperation by both parties to insure uninterrupted communications is presumed. Celsion agrees to keep EC continuously informed of its progress; to supply information necessary to produce releases, letters and reports in a timely manner, and to review such documents for accuracy and completeness before their dissemination to the public.

7.)     Representations and Procedures:

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Agreement between Celsion and EC
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        (7a.)  Each person executing this agreement has the full right, power, and authority to enter into this Agreement on behalf of the party for whom they have executed this Agreement, and the full right, power, and authority to execute any and all necessary instruments in connection with this Agreement, and to fully bind such party to the terms and conditions and obligations of this Agreement.

        (7b.) This agreement, together with any and all exhibits, shall constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous oral and written agreements and discussions between or among any of them. The parties hereto acknowledge and agree that there are no conditions, covenants, agreements and understandings between or among any of them except as set forth in this Agreement. This Agreement may be amended only by a further writing signed by all parties hereto.

        (7c.) Venue, in the event of litigation, shall be in the State of California, County of Santa Barbara or in the State of Maryland in any federal or state court located in the greater Baltimore area. The losing party agrees to pay all reasonable legal costs of the prevailing party, including; attorney's fees up to a maximum of $6,000.

        (7d.) Celsion hereby agrees and consents at its sole cost and expense to indemnify, and hold EC and/or Ira Weingarten and/or Steve Chizzik harmless from liability arising out of any legal or administrative action in which EC and/or Ira Weingarten is named and/or which is brought against EC which directly or indirectly arises out of any misstatement or omission of a material fact in any information, verbal representation, or written documentation furnished to EC by Celsion, which is incorporated, relied upon, or is utilized in any mariner by EC in drafting press releases and/or other financially and publicly oriented communications.

        (7e.) This Agreement may be executed either as single document or in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Execution of this Agreement by facsimile signature shall be acceptable, and each party agrees to provide the original executed pages to the other party within 10 days.

        (7f.) Any notice required to be given pursuant to this agreement shall be deemed given and served when such notice is deposited in the United States Mail, first class, certified or registered, and addressed to the principal offices of the parties as they appear on this Agreement, unless a written change of address




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Agreement between Celsion and EC
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        notification has been sent and received. Notice may also be given by overnight express service or by telecopier transmission confirmed by delivery of a duplicate copy of such telecopier notice by overnight express service or by first class mail.

Sincerely yours,



Equity Communications
By Ira Weingarten
President

Accepted by:


By:                                                , Client
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      Signature                     Title


Date:                                    , 2001
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DC3-72192